Free Writing Prospectus
Filed Pursuant to Rule 433
File No. 333-195819
June 16, 2014

PRESS RELEASE
June 16, 2014

For Immediate Release Contact: Tom Skiba email: tskiba@sajan.com phone: 715-426-9505

Sajan, Inc. Announces Reverse Stock Split

RIVER FALLS, Wis., June 16, 2014 – Sajan, Inc. (SAJA), a leading provider of global language services and translation management system technology, announced today that it intends to effect a reverse split of its common stock at a ratio of one post-split share for every four pre-split shares. The reverse stock split will become effective at 11:59 p.m. ET on Monday, June 16, 2014. Sajan’s common stock will continue to be traded on the OTCQB Market under the symbol "SAJA” and will begin trading on a split-adjusted basis when the market opens on Tuesday, June 17, 2014. At an annual meeting of stockholders held on June 12, 2014, Sajan’s stockholders granted the Board of Directors the discretion to effect a reverse stock split of Sajan’s common stock through an amendment to its Certificate of Incorporation at a ratio of not less than 1-for-2 and not more than 1-for-5.

At the effective time of the reverse stock split, every four shares of Sajan’s issued and outstanding common stock will be converted automatically into one issued and outstanding share of common stock without any change in the par value per share. The new CUSIP number for the common stock following the reverse stock split will be 79379T 202. The reverse stock split will reduce the number of shares of Sajan’s common stock outstanding from approximately 16,268,000 to approximately 4,067,000 shares. Proportional adjustments will be made to the number of shares of Sajan’s common stock issuable upon exercise or conversion of Sajan’s outstanding warrants and equity awards, as well as the applicable exercise price. Sajan’s authorized shares of common stock will not change and will remain at 35,000,000.

Shannon Zimmerman, CEO of Sajan, stated: “We believe that the current price of our common stock has a negative effect on the marketability of our existing shares and that this reverse stock split may make our common stock more attractive to a broader range of institutional and other investors.”

Information for Sajan Stockholders

Upon execution of the reverse split, Sajan stockholders will receive one new share of Sajan common stock for every four shares held. Record holders of Sajan common stock will receive a letter of transmittal shortly after the effective date with instructions for the exchange of existing stock certificates for post-reverse split shares. Wells Fargo Shareowner Services, the transfer agent for Sajan common stock, will act as the exchange agent, and can be contacted at 1-800-468-9716. Sajan will not issue fractional shares as a result of the reverse stock split. Stockholders who would otherwise be entitled to receive a fractional share of Sajan common stock will be entitled to receive a cash payment in lieu of the fractional share. Such cash payment will be equal to the closing price per share on the effective date of the reverse stock split multiplied by such stockholder’s fractional share.

For more information on the reverse stock split, please refer to Sajan’s proxy materials for its most recently held annual meeting of stockholders, which can be accessed through the investor portion of the company’s website: http://www.sajan.com/company/investors.html.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for certain forward-looking statements. The Company’s Annual Report on Form 10-K, its Quarterly Report on Form 10-Q and other filings with the Securities and Exchange Commission, the Company’s press releases and oral statements made with the approval of an authorized executive officer, contain forward-looking statements that reflect the Company’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions that indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including but not limited to those set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 filed with the Securities and Exchange Commission on March 21, 2014, under the heading “Item 1A. Risk Factors.” The Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

About Sajan

Sajan is a leading provider of global language translation and localization services, helping clients around the world expand seamlessly into any global market. The foundation of Sajan’s solution is its industry-leading language translation management system technology, Sajan Transplicity, which provides process automation and innovative multilingual content reuse to ensure schedule predictability, higher quality and cost efficiencies for its clients. By working closely with its clients, Sajan’s experienced team of localization professionals develops tailored solutions that lend flexibility to any large or small business that truly desires to “think globally but act locally.” Based in the United States, Sajan also has offices in Ireland, Spain and Singapore. Visit Sajan online at www.sajan.com.

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